EXHIBIT 99.6

SCHEDULE " A"

Form 51-102F6

Statement of Executive Compensation

(for the financial year ended January 31, 2015)

CORAL GOLD RESOURCES LTD.

For purposes of this Statement of Executive Compensation, " named executive officer" of the Company means an individual who, at any time during the year, was:

(a)	the Company's chief executive officer (" CEO" );

(b)	the Company's chief financial officer (" CFO" );

(c)	each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total compensation exceeded $150, 000; and

(d)	any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

each a " Named Executive Officer" (" NEO" ).

Based on the foregoing definition, during the last completed fiscal year of the Company, the Company had two Named Executive Officers, namely, David Wolfin, Chief Executive Officer; and Malcolm Davidson, Chief Financial Officer.

1) COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to its executive officers. The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive's level of responsibility. The three components of the compensation package are included to enable the Company to meet different objectives. The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of new incentive stock option plans and amendments to the existing stock option plan are the responsibility of the Company's Compensation Committee.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm's length services providers.

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options to be granted to the CEO and the directors, and for reviewing the CEO's recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation.

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Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company's securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance

Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals

Incentive Stock Option	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

2) SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended January 31,

2013, 2014 and 2015 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share- based awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
David Wolfin (6)	2015	$30,000	NIL	$102,000	NIL	NIL	NIL	$132,000
President, CEO and Director	2014	$30,000	NIL	NIL	NIL	NIL	NIL	$30,000
	2013	$30,000	NIL	$127,439	NIL	NIL	NIL	$157,439

Malcolm Davidson	2015	$4,037	NIL	$17,000	NIL	NIL	NIL	$21,037
CFO	2014	$18,823	NIL	NIL	NIL	NIL	NIL	$18,823
	2013	$29,445	NIL	$28,930	NIL	NIL	NIL	$58,375

[1]	The Company does not currently have any share-based award plans.

[2]	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. There were a total of 1,420,000 new option-based awards issued during the year and the fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 1.39%, expected dividend yield of 0%, expected option life of 4.86 years, and expected share price volatility of 96.63%.

[3]	The Company does not have a non-equity incentive plan.

[4]	The Company does not have any pension plans.

[5]	Discretionary cash payment of incentive bonuses.

[6]	Mr. Wolfin's salary was paid to Intermark Capital Corp. , a private BC corporation controlled by Mr. Wolfin.

Annual Base Salary

Base Salary for the NEOs is determined by the Board based upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison of the remuneration paid by other reporting issuers similar in size and within the industry and review of other publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the NEOs is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee as part of the annual review of executive officers. The decision on whether to grant an increase to the executive's base salary and the amount of any such increase is in the sole discretion of the Board and Compensation Committee.

Non-Equity Incentive Plan Compensation

One of the three components of the Company's compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives. The Company does not have a long- term incentive plan.

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Option Based Awards

An Option Based Award is in the form of the grant of an incentive stock option. The objective of the incentive stock option is to reward NEOs', employees' and directors' individual performance at the discretion of the Board of directors upon the recommendation of the Compensation Committee.

The Company currently maintains a formal stock option plan (the "Plan"), under which stock options have been granted and may be granted to purchase a number equal to up to 10% of the Company's issued capital from time to time. For details of the Plan please refer to "Particulars of Matters to be Act Upon" in the Information Circular.

The Plan is administered by the Compensation Committee. The process the Company uses to grant option-based awards to NEOs is based upon the recommendations of the Compensation Committee.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company's directors and the NEOs which the Committee feels is suitable. All previous grants of option-based awards are taken into account when considering new grants.

3) INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at January 31, 2015:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)[1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Wolfin President,	105,000	$0.45	Sept 17, 2015	Nil	Nil	Nil	Nil
CEO and Director	55,000	$0.80	Jan 21,2016	Nil	Nil	Nil	Nil
	300,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	220,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	600,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

Malcolm Davidson	20,000	$0.80	Jan 21, 2016	Nil	Nil	Nil	Nil
CFO	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	40,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

[1]	In-the-Money Options are the difference between the market value of the underlying securities at January 31, 2015 and the exercise price of the option. The closing market price for the Company' s common shares as at January 31, 2015 was $0. 16 per common share.

Incentive plan awards - value vested or earned during the year

An " incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An " incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

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The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended January 31, 2015:

Name	Option-based awards - Value vested during the year ($) (1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
David Wolfin President, CEO and Director	Nil	Nil	Nil

Malcolm Davidson CFO	Nil	Nil	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4) PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Use of Financial Instruments

The Company does not have in place policies which restrict the ability of directors or executive officers to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or executive officers. Any such purchases would be subject to applicable insider reporting requirements.

5) TERMINATION AND CHANGE OF CONTROL BENEFITS

As of January 31, 2015, the Company does not have any employment contracts with the NEOs, and there are no contractual provisions for termination of employment or change in responsibilities.

6) DIRECTORS COMPENSATION

The Company pays its independent directors $750 per quarter and an additional $750 per quarter for being a member of three or more committees.

The following table sets forth the value of all compensation paid to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, in their capacity as directors for the year ended January 31, 2015:

Name	Fees earned ($)	Share- based awards[1] ($)	Option-based awards[2] ($)	Non-equity incentive plan compensation[3] ($)	Pension value[4] ($)	All other compensation ($)	Total ($)
Gary Robertson*	$6,000	NIL	$17,000	NIL	NIL	NIL	$23,000

Chris Sampson	$14,835	NIL	$8,500	NIL	NIL	NIL	$23,335

Ronald Andrews*	$6,000	NIL	$17,000	NIL	NIL	NIL	$23,000

Andrew Kaplan*	$6,000	NIL	$17,000	NIL	NIL	NIL	$23,000

*	Independent and Non-Employee Directors

[1]	The Company does not currently have any share-based award plans.

[2]	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. There were a total of 1,420,000 new option-based awards issued during the year and the fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 1.39%, expected dividend yield of 0%, expected option life of 4.86 years, and expected share price volatility of 96.63%.

[3]	The Company does not have a non-equity incentive plan

[4]	The Company does not have any pension plans.

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No director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of Directors for their services in their capacity as Directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of Directors in their capacity as Directors except for the granting of stock options; or

(c)	any arrangement for the compensation of Directors for services as consultants or experts.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX Venture Exchange (the "TSX-V").

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the

Company outstanding at January 31, 2015:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Gary Robertson	50,000	$0.45	Sep 17, 2015	Nil	Nil	Nil	Nil
	40,000	$0.80	Jan 21, 2016	Nil	Nil	Nil	Nil
	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	75,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

Chris Sampson	50,000	$0.45	Sep 17, 2015	Nil	Nil	Nil	Nil
	40,000	$0.80	Jan 21, 2016	Nil	Nil	Nil	Nil
	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	40,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	50,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

Ronald Andrews	50,000	$0.45	Sep 17, 2015	Nil	Nil	Nil	Nil
	40,000	$0.80	Jan 21, 2016	Nil	Nil	Nil	Nil
	75,000	$0.40	Feb 22, 2017	Nil	Nil	Nil	Nil
	40,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

Andrew Kaplan	75,000	$0.30	Oct 12, 2017	Nil	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	Nil	Nil	Nil	Nil

(1)	For the compensation of Mr. Wolfin, the named executive officer of the Company, see "Incentive Plan Awards" above.

(2)	The in-the-money option value is the difference between the market value of the underlying securities as at January 31, 2015 and the exercise price of the option. The closing market price of the Company's common shares as at January 31, 2015 was $0.16 per common share.

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Incentive plan awards - value vested or earned during the year

An "incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An "incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended January 31, 2015:

Name (1)	Option-based awards - Value vested during the year ($) (2)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Gary Robertson	Nil	Nil	Nil

Chris Sampson	Nil	Nil	Nil

Ronald Andrews	Nil	Nil	Nil

Andrew Kaplan	Nil	Nil	Nil

(1)	For the compensation of Mr. Wolfin, the named executive officer of the Company, see "Incentive Plan Awards" above.

(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

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